Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-212431) of Office Properties Income Trust and the Registration Statement (Form S-8 No. 333-191094) pertaining to the 2009 Incentive Share Award Plan of Office Properties Income Trust of our reports dated February 28, 2019, with respect to the consolidated financial statements and schedule of Office Properties Income Trust and the effectiveness of internal control over financial reporting of Office Properties Income Trust and of our report dated February 28, 2019, with respect to the consolidated financial statements and schedules of Select Income REIT, included in this Annual Report (Form 10-K) of Office Properties Income Trust for the year ended December 31, 2018.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 28, 2019